5450 W Sahara Ave.

Suite 300A

Las Vegas, NV 89146

702 900 7022 phone Web Cytta.com

October 1, 2021

Attn: Priscilla Dao; Jeff Kauten; Kathryn Jacobson & Robert Littlepage

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Cytta Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed September 7, 2021 File No. 333-257458

Ladies and Gentlemen:

Cytta Corp. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 21, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please ask your auditors to refer to a restatement of your previously issued financial statements in their audit report.

Response: We have done so, and they have revised their audit report accordingly.

2.

It appears that the column total for "Stock to be Issued" should be presented as a liability in the respective balance sheets. Please advise or revise. Additionally, please comply with this comment in your interim balance sheets

Response: We have revised the respective balance sheets as instructed.

3.	Please include a note to disclose the restatement of previously issued financial statements. Refer to ASC 250-10-50-7. Additionally, please label your primary 2020 financial statements as restated.

Response: We have revised the financial statements as instructed.

Thank you for your assistance and review.

Sincerely,

Cytta Corp.

/s/ Gary Campbell

Gary Campbell

Chief Executive Officer